Via EDGAR

November 16, 2012

Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Shaw Group Inc.
Form 10-K
Filed October 19, 2012
File No. 1-12227

Dear Mr. O’Brien:

This letter responds to your November 16, 2012, comment letter to Brian K. Ferraioli, Chief Financial Officer of The Shaw Group Inc. (the “Company”), relating to the filing referenced above (the “Comment Letter”). Set forth below in bold is the comment the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following the Staff’s comment.

The Shaw Group Inc. Form 10-K for the year ended August 31, 2012

1.	We have read your response to comment 7 from our letter dated November 8, 2012. Please tell us whether you believe the exercise of the put options and the sale of the investment in Westinghouse Group represents the disposition of a significant amount of assets as defined in Item 2.01 of Form 8-K and whether the Form 8-K filed on October 9, 2012, requires the disclosures required by that item, including pro forma financial information required in Item 9.01. Explain your conclusion.

RESPONSE:

We respectfully acknowledge the Staff’s comment. As discussed between Vinson & Elkins LLP, the Company’s outside legal advisor, and a member of the Staff per telephone conference on November 16, 2012, we do not believe that the October 6, 2012 exercise of the put options to sell our investment in the Westinghouse Group back to Toshiba required disclosure under Item 2.01 of the Company’s Current Report on Form 8-K filed with the Commission on October 9, 2012. Item 2.01 of Form 8-K requires disclosure when (emphasis added) “… the registrant or any of its majority-owned subsidiaries has completed the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business.” As set forth in the Company’s 8-K, the settlement of the sale of Nuclear Energy Holdings L.L.C.’s investment in the Westinghouse Group is expected to occur in January 2013, at which point the disposition of the assets will be completed. As a result, we do not believe that exercise of the put options alone required disclosure under Item 2.01, and further do not believe that pro forma financial information for the sale of the Company’s investment in Westinghouse was required under Item 9.01(b) of Form 8-K; Item 9.01(b) requires registrants to furnish pro forma financial information for any transaction required to be described in Item 2.01.

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Securities and Exchange Commission        November 16, 2012        Page 2

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (225) 932-5800.

Very truly yours,

/s/ Brian K. Ferraioli
Brian K. Ferraioli Executive Vice President & Chief Financial Officer The Shaw Group Inc.